

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2020

Edmond R. Coletta
Senior Vice President and Chief Financial Officer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

> Re: **Casella Waste Systems, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2019**
>   **Filed February 21, 2020**
>   **Form 8-K Filed February 20, 2020**
>   **File No. 0-23211**

Dear Mr. Coletta:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Filed February 20, 2020

Exhibit 99.1
Reconciliation of Certain Non-GAAP Measures
Reconciliation of Adjusted EBITDA and Adjusted Operating Income from Net Income/(loss)
and Reconciliation of Adjusted Net Income from Net In, page 11

1. Landfill closures appear to be normal, recurring, cash expenses necessary to operate your business. Tell us how you considered Question 100.01 of the CD&I's on Non-GAAP Financial Measures with respect to the adjustment for the Southbridge Landfill closure charge, net to arrive at adjusted EBITDA and adjusted operating income on page 11 and net income on page 12. In doing so, provide a detailed explanation of each line item presented in the table in Note 1: Southbridge Landfill Closure Charge, Net on page 10.

<u>Reconciliation of Adjusted Net Income from Net Income/(loss), page 12</u>

2. Disclose how you calculated the tax effect of the adjustments to arrive at adjusted net income for the periods presented.

<u>Reconciliation of Normalized Free Cash Flow from Net Cash Provided by Operating Activities, page 13</u>

3. We note your reconciliation of normalized free cash flow to net cash provided by operating activities. Please address the following:

- Tell us why you believe normalized free cash flow is useful to investors and how it reflects your "core operating performance." Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

- Tell us why it is appropriate to add back landfill closure, site improvement and remediation costs, which appear to be cash expenditures and a normal, recurring cost of your business.

- Tell us why you add back expenses from acquisition activities and other items. In doing so, quantify the amounts related to other items and disclose the nature of the other items amounts.

- Tell us your rationale for presenting a measure of free cash flow, i.e. normalized free cash flow, by deducting some rather than all of the capital expenditures made during the periods presented. Disclose why you add back non-recurring capital expenditures and Waste USA landfill phase VI capital expenditures to arrive at this measure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia at (202) 551-3562 or Sondra Snyder at (202) 551-3332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Schmitt